Mail Stop 4561

May 3, 2006

Keith Sherin
Chief Financial Officer
General Electric Capital Corporation
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE:	General Electric Capital Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 1-06461

Dear Mr. Sherin,

	We have completed our review of your Form 10-K and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant